UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

18270P109

(CUSIP Number)

Warren B. Kanders Kanders GMP Holdings, LLC c/o Kanders & Company, Inc. One Landmark Square Suite 1730 Stamford, CT 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 666 Third Avenue New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 18270P109	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,683,945 (Excludes 100,000 shares beneficially owned by such Reporting Person’s spouse, see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,683,945 (Excludes 100,000 shares beneficially owned by such Reporting Person’s spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,683,945 (Excludes 100,000 shares beneficially owned by such Reporting Person’s spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 18270P109	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,419,490 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,490 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 18270P109	13D/A	Page 4 of 6 Pages

This Amendment No. 11 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, as amended by Amendment No. 2 filed on October 29, 2002, as amended by Amendment No. 3 filed on April 17, 2003, as amended by Amendment No. 4 filed on August 20, 2008, as amended by Amendment No. 5 filed on December 9, 2008, as amended by Amendment No. 6 filed on January 5, 2009, as amended by Amendment No. 7 filed on May 14, 2010, as amended by Amendment No. 8 filed on June 4, 2010, as amended by Amendment No. 9 filed on February 28, 2012, and as amended by Amendment No. 10 filed on October 18, 2013 (collectively, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, whose principal executive office is located at: 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

This Schedule 13D is filed by the Reporting Persons to report a disposition of shares of Common Stock which decreases their beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock of the Company by more than 1% from the amounts previously reported on the Schedule 13D previously filed by the Reporting Persons with the Commission on filed on October 18, 2013.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 6,683,945 shares of Common Stock, constituting approximately 21.7% of the outstanding shares of Common Stock, which is comprised of: (i) 3,225,888 shares of Common Stock owned directly by Mr. Kanders; (ii) 2,419,490 shares of Common Stock held by Holdings, of which Mr. Kanders is a majority member and a trustee of the manager of Holdings; (iii) Mr. Kanders’ options to purchase an aggregate of 900,000 shares of Common Stock that are presently exercisable and exercisable within 60 days of the date of this Schedule 13D; (iv) 13,900 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for his children; and (v) 124,667 shares of common stock held by Mr. Kanders’ spouse in a UTA Trust Account of which Mr. Kanders is the sole trustee.

CUSIP No. 18270P109	13D/A	Page 5 of 6 Pages

The amount reported above as being beneficially owned by Mr. Kanders excludes: (i) 100,000 shares of Common Stock that are beneficially owned by Mr. Kanders’ spouse, as to all of which he disclaims any beneficial ownership; (ii) Mr. Kanders’ options to purchase 400,000 shares of Common Stock that are not presently exercisable and not exercisable within 60 days of the date of this Schedule 13D; (iii) Mr. Kanders’ five-year stock award of 250,000 shares of restricted Common Stock granted on June 1, 2017 under the Company’s 2015 Stock Incentive Plan which will vest and become nonforfeitable if, on or before June 1, 2022, the closing price of the Common Stock shall have equaled or exceeded $12.00 per share for twenty consecutive trading days; and (iv) Mr. Kanders’ five-year stock award of 350,000 shares of restricted Common Stock granted on January 7, 2019 under the Company’s 2015 Stock Incentive Plan which will vest as follows: (A) the stock award will vest if on or before January 7, 2024, the closing price of the Common Stock shall have equaled or exceeded $15.00 per share for twenty consecutive trading days (such 20th day being the “Price Trigger Date”); and (B) once the Price Trigger Date occurs, (i) 116,667 shares of Common Stock shall vest on each of the first and second anniversary of the Price Trigger Date; and (ii) 116,666 shares of Common Stock shall vest on the third anniversary of the Price Trigger Date.

The percentage of shares of Common Stock reported as being beneficially owned by Mr. Kanders is based upon 30,750,189 shares of Common Stock outstanding as of the date of this Schedule 13D, which includes: (i) 29,850,189 shares of Common Stock outstanding as of October 31, 2018, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the Commission on November 5, 2018; and (ii) Mr. Kanders’ options to purchase an aggregate of 900,000 shares of Common Stock that are presently exercisable and exercisable within 60 days of the date of this Schedule 13D.

Except as described below, no transactions in the shares of the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days:

Name	Date	Transaction	Number of Shares	Price
Mr. Kanders	1/29/2019	Sale	850,000	$10.825
Mr. Kanders	1/30/2019	Sale	550,000	$10.8267

(d) and (e). Not Applicable.

CUSIP No. 18270P109	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member